Chadwick L. Mills (650) 843-5654 cmills@cooley.com	VIA EDGAR AND FEDEX

May 16, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Mary K. Fraser
Mr. Jeffrey P. Riedler
Ms. Tabatha Akins
Ms. Lisa Vanjoske

RE:	Jazz Pharmaceuticals, Inc.
Form S-1 Registration Statement
File No. 333-141164

Ladies and Gentleman:

On behalf of Jazz Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-141164 (the “Registration Statement”). We are also sending copies of this letter and the Amendment, as well as copies that are marked to show changes to Amendment No. 2 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 20, 2007, to the staff of the Commission (the “Staff”) in care of Ms. Fraser, Ms. Akins and Ms. Vanjoske.

The Amendment is being filed in response to comments received from the Staff, by letter dated May 15, 2007, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Prospectus Summary – page 1

1.	In the carryover paragraph at the top of page 3 you refer to “proof of concept clinical trials.” Please explain what this term refers to.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the prospectus to add an explanation of the term “proof of concept clinical trials.”

Securities and Exchange Commission

May 16, 2007

Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Policies and Significant Judgments and Estimates, page 42

Stock-Based Compensation, page 55

Change in Accounting Principle – Stock Based Compensation Under SFAS 123R, page 56

Common Stock Fair Value, page 57

2.	With respect to prior comment number twenty-six, please expand your disclosures here to:

a.	Quantitatively disclose how the enterprise value was estimated and changed at each valuation date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57-59 of the prospectus to disclose how the enterprise value was estimated in connection with each contemporaneous valuation disclosed in the prospectus and the process for determining the fair market value of common stock on each other valuation date.

b.	Tell us, and elaborate on how the “comparison group utilized for the market approach was modified to reflect business developments at comparable companies” was considered in your reassessment of the estimated valuation.

In response to the Staff’s comment, the Company supplementally advises the Staff that, in determining the comparison group utilized for the market approach, the Company used the following comparison group as of June 28, 2006:

• Adolor Corporation	• Alexza Pharmaceuticals, Inc.	• Auxilium Pharmaceuticals, Inc.

• Enzon Pharmaceuticals, Inc.	• Idenix Pharmaceuticals, Inc.	• Indevus Pharmaceuticals, Inc.

• InterMune, Inc.	• Neurocrine Biosciences, Inc.	• Onyx Pharmaceuticals, Inc.

• Penwest Pharmaceuticals Co.	• Pharmion Corporation	• POZEN Inc.

• Somaxon Pharmaceuticals, Inc.	• Telik, Inc.

The Company believes that the inclusion of each of these companies in the comparison group was appropriate because each is a specialty pharmaceutical or biotechnology company with either commercial products or product candidates at a comparable stage of development to the Company’s late stage product candidates. The Company believes that the differences between the Company and the companies included in the

Securities and Exchange Commission

May 16, 2007

Page Three

comparison group are mitigated by the substantial sample size used for purposes of the market approach.

In connection with the contemporaneous valuation conducted as of December 31, 2006, the Company removed the following four companies from the comparison group for purposes of the market approach:

•	Neurocrine Biosciences, Inc.

•	Onyx Pharmaceuticals, Inc.

•	Telik, Inc.

•	Adolor Corporation

Between the date for which market values of these companies were reviewed for purposes of conducting the June 28, 2006 contemporaneous valuation and the date for which market values of comparable companies were reviewed for purposes of conducting the contemporaneous valuation as of December 31, 2006, each of these companies experienced material adverse events associated with significant development projects that resulted in substantial reductions in market value and diminution in future prospects. As a result, the Company believes that these companies were no longer comparable to the Company as of the December 31, 2006. The Company has revised its disclosure on page 58 of the prospectus to provide greater specificity as to the rationale for not including these companies in the comparison group for the contemporaneous valuation as of December 31, 2006.

In connection with the contemporaneous valuation conducted as of December 31, 2006, the Company added the following three companies to the comparison group for purposes of the market approach:

•	Acorda Therapeutics, Inc.

•	XenoPort, Inc.

•	MGI PHARMA, INC.

Based upon a review of publicly available information related to each of these companies, the Company determined that each was a sufficiently comparable specialty pharmaceutical or biotechnology company with commercial products or product candidates at sufficiently comparable stages of development to warrant inclusion in the comparison group for purposes of the market approach. The Company believes that the inclusion of these additional companies provided a more appropriate sample size for purposes of the market approach.

Securities and Exchange Commission

May 16, 2007

Page Four

As stated in the disclosure on page 57 of the prospectus, the Company utilized the applicable comparison group in order to conduct the market approach as a means of validating the Company’s enterprise value as determined using the income approach. In each of the contemporaneous valuations conducted by the Company, the range of enterprise values as determined using the market approach was within the range of enterprise values as determined using the income approach.

c.	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. See paragraph 182(b) of the AICPA Practice Aid.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57-59 of the prospectus to discuss each significant factor contributing to the difference between the mid-point of the estimated range of the IPO price and each of the determinations of fair market value as of June 28, 2006, February 13, 2007, February 27, 2007 and March 31, 2007.

3.	Please refer to your response to our prior comment number twenty seven. Because you state that you used the assistance of an independent valuation specialist, we still believe that naming the expert and including a consent is required. Please revise your disclosure to name the expert and make reference to them in the “Experts” section of the document and provide the written consent this independent valuation specialist, or revise your disclosure to remove all references to the independent valuation specialist. Refer to Securities Act Rule 436. This comment also applies to our prior comment number 40.

In response to the Staff’s comment, the Company has revised the disclosure on pages 57, 116, F-21 and F-33 of the prospectus to remove all references to the independent valuation specialist.

4.	Disclose the intrinsic value of vested and unvested options outstanding based on the estimated IPO price as required by paragraph 180 of the AICPA Practice Aid.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the prospectus to disclose the intrinsic value of vested and unvested options outstanding as of March 31, 2007 based on the mid-point of the estimated range of the IPO price.

Securities and Exchange Commission

May 16, 2007

Page Five

14. Stock-Based Compensation, page F-27

5.	Refer to your response to our prior comment 42. Please demonstrate how you determined that the companies considered were comparable given your size and stage of development. Tell us the names of the companies that you considered in your analysis. This comment also applies to our prior comment number 26.

In response to the Staff’s comment, the Company supplementally advises the Staff that in determining the comparison group of companies for purposes of evaluating volatility as of December 31, 2006, the Company utilized the same comparison group of companies as utilized for purposes of the applying the market approach in the Company’s contemporaneous valuation as of December 31, 2006 as discussed in our response to comment number 2(b) above. The rationale for using each of the companies in this comparison group was the same as set forth in our response to comment number 2(b).

The application of this comment to the Staff’s prior comment number 26 is addressed in the Company’s response to comment number 2(b) above.

*****

Comment number 1 in the initial comments received from the Staff with respect to the Registration Statement, by letter dated April 13, 2007 (the “Initial Comments”), was as follows:

We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

• Summary Financial Data	• The Option Grants Table

• Use Of Proceeds	• Shares Eligible For Future Sale

• Capitalization	• The Principal Stockholders Table

• Dilution	• Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

The Company has provided the requested information in the Amendment, which was filed prior to circulating a “red herring” prospectus. The Amendment reflects a $24-$26 range of the estimated offering price. The Company is circulating as a “red herring” prospectus the preliminary prospectus included in the Amendment.

Securities and Exchange Commission

May 16, 2007

Page Six

Comment number 3 in the Initial Comments was as follows:

Comments on your application for confidential treatment will follow under separate cover. We will not consider a request for acceleration of effectiveness of the registration statement until any comments we may have on the application are resolved.

The Company respectfully requests any comments to its applications for confidential treatment, which were filed on March 27, 2007 (all material contracts for which confidential treatment is requested, except for one later-executed amendment) and April 20, 2007 (one amendment), as soon as possible. The Company currently intends to request that the Registration Statement be declared effective as of approximately May 30, 2007.

*****

The Company is printing and circulating preliminary prospectuses and commencing the marketing of its initial public offering. As noted above, the Company currently intends to request that the Registration Statement be declared effective as of approximately May 30, 2007. In connection with its request for acceleration of effectiveness, the Company will furnish the acknowledgement letter requested in the Initial Comments.

Please do not hesitate to contact me at (650) 843-5654, Suzanne Sawochka Hooper at (650) 843-5180 or John Geschke at (650) 843-5757 if the Staff requires any additional information prior to acceleration of effectiveness or if there is anything that we or the Company can do to facilitate your review.

Best regards,

/s/ CHADWICK L. MILLS

Chadwick L. Mills

cc:	Samuel R. Saks, M.D., Jazz Pharmaceuticals, Inc.

Carol A. Gamble, Esq., Jazz Pharmaceuticals, Inc.

Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP

John M. Geschke, Esq., Cooley Godward Kronish LLP

Bruce Dallas, Esq., Davis Polk & Wardwell